Our File No. 1707

October 10, 2007

VIA EMAIL & EDGAR: delaneyd@sec.gov
Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:	Canarc Resource Corp. (the "Company")
Form 20F for the Fiscal Year Ended December 31, 2005 / 2006
File Number 000-18860

     Further to our earlier correspondence, we advise that the Company is still awaiting review and input from its auditor, KPMG. Unfortunately, the auditing manager is away until October 18, 2007, but we expect to be getting an answer from them shortly thereafter. Additional time will be required to address your concerns, and we estimate an additional two to three weeks will be necessary.

     We apologize for these delays, but as these matters concern potential restating of audited financials, certain issues are out of the control of the Company. We are advised that the Company is raising their concern with these delays and the issues in general, with more senior partners at KPMG. I confirm that we are working with the Company on the additional technical issues raised and expect to be in contact with Mr. Schuler on or before the Company responds to the financial issues raised.

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Stewart L. Lockwood”
Stewart L. Lockwood

Cc: Canarc Resource Corp. (Attn: Philip Yee via email) p:\clients\1-sedar\canarc\sec&tse\sec emailoct07.doc